EXHIBIT 99.1

News Release dated November 15, 2016, Suncor Energy announces Michael Creel to join Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Michael Creel to join Board of Directors

Calgary, Alberta (Nov. 15, 2016) – Suncor today announced the appointment of Michael Creel to the company’s board of directors.  Mr. Creel’s appointment is effective January 1, 2017.

“I’m pleased to welcome Michael Creel to the Suncor board of directors,” said Suncor board chair, Jim Simpson. “Along with deep business and financial acumen, he brings significant experience in finance, operations, and integrating companies after mergers and acquisitions.  On behalf of the entire Suncor Board of Directors, we look forward to working with him in stewarding the interests of Suncor shareholders.”

From 2010 to 2015, Michael Creel was chief executive officer and director of the general partner of Enterprise Products Partners L.P. (NYSE: EPD), one of the largest publicly traded partnerships and a leading North American provider of midstream energy services.  Mr. Creel served in positions with increasing responsibility within the company since 1999.

Prior to that, he was group vice chairman at Epco Inc., and executive vice president and chief operating officer at DEP Holdings LLC, a company engaged in natural gas liquids transportation, fractionation, marketing and storage, and petrochemical product transportation, gathering and marketing. He was also president and chief executive officer at EPE Holdings LLC.

For further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

Suncor Energy

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: www.suncor.com